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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
               INTER-DEALER QUOTATION SYSTEM FILED PURSUANT TO
              SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
                 OF 1934 AND RULE 13a-17 OR 15d-17 THEREUNDER

                          FIRST AMERICAN CORPORATION
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                (Exact Name of Issuer as Specified in Charter)

              FIRST AMERICAN CENTER, NASHVILLE, TENNESSEE 37237
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                   (Address of Principal Executive Offices)

                                (615) 748-2000
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               (Issuer's Telephone Number, Including Area Code)



                  I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1. Title of security                COMMON STOCK @ $5.00 PAR VALUE
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2. Number of shares outstanding before the change   25,004,926 AS OF 10/31/95
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3. Number of shares outstanding after the change    27,910,274  AS OF 11/01/95
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4. Effective date of change            NOVEMBER 1, 1995
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5. Method of change.  Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for
   treasury, etc.)               ACQUISITION VIA MERGER
                  --------------------------------------------------------------

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Give brief description of transaction:

   SHARES OF FIRST AMERICAN CORPORATION'S ("FAC") COMMON STOCK HAVE BEEN ISSUED
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   TO THE SHAREHOLDERS OF HERITAGE FEDERAL BANCSHARES, INC. ("HFB") IN
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   CONNECTION WITH FAC'S ACQUISITION OF HFB.
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                         II. CHANGE IN NAME OF ISSUER

1. Name prior to change
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2. Name after change
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3. Effective date of charter amendment changing name
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4. Date of shareholder approval of change, if required
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Date  Nov 1, 1995                           /s/ Martin E. Simmons
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                                            MARTIN E. SIMMONS
                                            Executive Vice President, General
                                            Counsel, Corporate Secretary, and
                                            Principal Financial Officer